UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kairos Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares
(Title of Class of Securities)
G52110 114
(CUSIP Number)
Ajay Mehra Chief Legal Officer Hudson Structured Capital Management Ltd. 2187 Atlantic Street – 4th Floor Stamford, Connecticut 06902 Telephone: (203) 975-4859
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52110 114

1		Names of Reporting Persons. Hudson Structured Capital Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,924,894
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,924,894
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,924,894
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 17.17%*
14		Type of Reporting Person (See Instructions) IA

* Calculated based upon 34,500,000 Class A ordinary shares outstanding, which number was determined by adding the 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares outstanding of Kairos Acquisition Corp. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 5, 2021, plus an additional 3,600,000 Class A ordinary shares and 900,000 Class B ordinary shares that will be outstanding if the underwriters’ over-allotment option is exercised in full.

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CUSIP No. G52110 114

1		Names of Reporting Persons. HS Chronos LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,924,894
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,924,894
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,924,894
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 17.17%*
14		Type of Reporting Person (See Instructions) OO

* Calculated based upon 34,500,000 Class A ordinary shares outstanding, which number was determined by adding the 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares outstanding of Kairos Acquisition Corp. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 5, 2021, plus an additional 3,600,000 Class A ordinary shares and 900,000 Class B ordinary shares that will be outstanding if the underwriters’ over-allotment option is exercised in full.

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CUSIP No. G52110 114

1		Names of Reporting Persons. HSCM Bermuda Fund Ltd.
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,924,894
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,924,894
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,924,894
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 17.17%*
14		Type of Reporting Person (See Instructions) CO

* Calculated based upon 34,500,000 Class A ordinary shares outstanding, which number was determined by adding the 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares outstanding of Kairos Acquisition Corp. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 5, 2021, plus an additional 3,600,000 Class A ordinary shares and 900,000 Class B ordinary shares that will be outstanding if the underwriters’ over-allotment option is exercised in full.

4

CUSIP No. G52110 114

1		Names of Reporting Persons. HS Santanoni LP
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,924,894
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,924,894
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,924,894
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 17.17%*
14		Type of Reporting Person (See Instructions) PN

* Calculated based upon 34,500,000 Class A ordinary shares outstanding, which number was determined by adding the 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares outstanding of Kairos Acquisition Corp. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 5, 2021, plus an additional 3,600,000 Class A ordinary shares and 900,000 Class B ordinary shares that will be outstanding if the underwriters’ over-allotment option is exercised in full.

5

CUSIP No. G52110 114

1		Names of Reporting Persons. Michael Millette
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,924,894
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,924,894
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,924,894
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 17.17%*
14		Type of Reporting Person (See Instructions) IN

* Calculated based upon 34,500,000 Class A ordinary shares outstanding, which number was determined by adding the 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares outstanding of Kairos Acquisition Corp. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 5, 2021, plus an additional 3,600,000 Class A ordinary shares and 900,000 Class B ordinary shares that will be outstanding if the underwriters’ over-allotment option is exercised in full.

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CUSIP No. G52110 114

1		Names of Reporting Persons. Vikas Singhal
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,924,894
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,924,894
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,924,894
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 17.17%*
14		Type of Reporting Person (See Instructions) IN

* Calculated based upon 34,500,000 Class A ordinary shares outstanding, which number was determined by adding the 24,000,000 Class A ordinary shares and 6,000,000 Class B ordinary shares outstanding of Kairos Acquisition Corp. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 5, 2021, plus an additional 3,600,000 Class A ordinary shares and 900,000 Class B ordinary shares that will be outstanding if the underwriters’ over-allotment option is exercised in full.

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Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of Kairos Acquisition Corp., a Cayman Islands exempted company (the “Issuer”), with its principal executive offices located at c/o Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105.  The Class A Shares were issued to the public as part of the units (“Units”) issued by the Issuer in its initial public offering (“IPO”), with each Unit consisting of one Class A Share and one-half of one redeemable warrant. The Units are listed on the NASDAQ Capital Market under the ticker symbol “KAIRU”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Issuer is a blank check company incorporated for the purpose of effecting a merger, capital stock or share exchange, asset acquisition, capital stock or share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”). The Issuer completed its IPO on January 8, 2021, with the sale of 24,000,000 Units. HS Chronos LLC acquired 3,944,894 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) prior to the completion of the IPO. Upon the closing of an Initial Business Combination, the Class B Shares will convert automatically into Class A Shares. The underwriters in the IPO have a 45-day over-allotment option in which to acquire up to 3,600,000 additional Units. If the underwriters’ over-allotment option is not exercised in full, up to 614,788 of the Class B Shares held by HS Chronos LLC will be forfeited.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Hudson Structured Capital Management Ltd. (“HSCM”), HS Chronos LLC (“HS Chronos”), HSCM Bermuda Fund Ltd. (“Fund One”), HS Santanoni LP (“Fund Two”), Michael Millette (“Mr. Millette”) and Vikas Singhal (“Mr. Singhal”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) HSCM, a corporation organized under the laws of Bermuda and an investment adviser registered under the Investment Advisers Act of 1940, as amended, manages each of Fund One and Fund Two.  HSCM has its principal offices at c/o Hudson Structured Capital Management Ltd., 2187 Atlantic Street – 4th Floor, Stamford, Connecticut 06902.

HS Chronos is a limited liability organized under the laws of Delaware.  HS Chronos has its principal offices at c/o Hudson Structured Capital Management Ltd., 2187 Atlantic Street – 4th Floor, Stamford, Connecticut 06902.

Fund One is a corporation organized under the laws of Bermuda.  Fund One has its principal offices at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Fund Two is a partnership organized under the laws of Bermuda.  Fund Two has its principal offices at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The directors and executive officers of HSCM, HS Chronos, Fund One and Fund Two (which includes Mr. Millette and Mr. Singhal) are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)        Mr. Millette and Mr. Singhal are both citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On September 10, 2020, HS Chronos purchased 3,287,412 Class B Shares from Kairos Alpha Acquisition LLC, sponsor for the Issuer (“Sponsor”) for $14,293.10, or $0.004 per share. In January 2021, the Issuer declared a share dividend satisfied by way of issuance of 0.2 of a share for each Class B Share outstanding, resulting in HS Chronos holding an aggregate of 3,944,894 Class B Shares (up to 614,788 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). Upon the closing of an Initial Business Combination, the Class B Shares will convert automatically into Class A Shares on a one-to-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights.

In connection with the IPO, which closed on January 8, 2021, HS Chronos acquired 1,980,000 Units from the Issuer at a purchase price of $10.00 per Unit for an aggregate purchase price of $19,800,000. HS Chronos received these funds from its owners, Fund One and Fund Two, who used funds available for their investment .

On January 8, 2021, HS Chronos purchased 4,802,498 private placement warrants at approximately $1.04 per warrant from the Issuer for $4,986,620, and agreed to purchase up to an additional 490,766 private placement warrants at an average price of $1.00 per warrant if the underwriter’s over-allotment option is exercised in full. Neither the private placement warrants nor the warrants acquired as part of the Units in the IPO are exercisable until at least one year after the date of the closing of the IPO. Since the Class A Shares underlying the warrants cannot be acquired within 60 days, they are not beneficially owned by the Reporting Persons under the meaning of Rule 13d-3, and are not included in the Class A Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. HS Chronos received these funds from its owners, Fund One and Fund Two, who used funds available for their investment.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Class A Shares by the Reporting Persons. The Class A Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

HS Chronos has the right to designate one director to the Issuer’s board of directors. HS Chronos’s initial designee on the Issuer’s board of directors is Mr. Singhal. HS Chronos will also have the right to have a board observer attend all of the meetings of the Issuer’s board of directors and receive all information provided to the Issuer’s board of directors during this time. HS Chronos’s initial board observer is Mr. Millette. HS Chronos and the Sponsor have agreed that, subject to applicable law, neither of them will vote its Class B Shares to change the size of the Issuer’s board of directors or, without the other’s consent, with respect to appointment of directors.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Class A Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Class A Shares or otherwise, they may acquire Class A Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Class A Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

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Except as set forth in this Schedule 13D, including plans and actions related to the Issuer effecting an Initial Business Combination, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 34,500,000 outstanding Class A Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on January 5, 2021 (24,000,000 Class A Shares and 6,000,000 Class B Shares) plus an additional 3,600,000 Class A Shares and 900,000 Class B Shares that will be outstanding if the underwriter’s over-allotment option is exercised in full.

As of the date of this filing, HS Chronos holds 5,924,894 Class A Shares constituting approximately 17.17% of the issued and outstanding Class A Shares. These Class A Shares consist of 3,944,894 Class B Shares, which are convertible into Class A Shares upon the closing of the Initial Business Combination and 1,980,000 Class A Shares underlying the Units acquired in the IPO. Up to 614,788 of the Class B Shares will be forfeited to the Issuer to the extent that the underwriter’s over-allotment option is not exercised in full. Since the Class A Shares underlying the 4,802,498 private placement warrants and the 990,000 warrants included as part of the Units cannot be acquired within 60 days, they are not beneficially owned by the Reporting Persons under the meaning of Rule 13d-3, and are not included in the Class A Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. HS Chronos is owned by Fund One and Fund Two, each of which is managed by HSCM. Mr. Millette is a Managing Partner (who is a Board Observer with the Issuer) and Mr. Singhal (who is one of the Issuer’s directors) is a Partner of HSCM and both also are officers, with others, of HS Chronos and therefore manage, directly or indirectly, each of Fund One and Fund Two, and consequently HS Chronos. Therefore, Messrs. Millette and Singhal share power to direct the vote and disposition of such Class A Shares held by and, as a result, may be deemed to be the beneficial owner of all the Class A Shares beneficially owned by each of HSCM, HS Chronos, Fund One and Fund Two. Messrs. Millette and Singhal, Fund One, Fund Two and HSCM each disclaim beneficial ownership of the Class A Shares, except to the extent of their respective pecuniary interests therein.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Class A Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Singhal, an employee and partner of HSCM, is a member of the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Mr. Singhal may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an arrangement with the Reporting Persons, Mr. Singhal is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to HS Chronos.

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Letter Agreement

The Class B Shares beneficially owned by the Reporting Persons are identical to the Class A Shares, and holders of Class B Shares have the same shareholder rights as public shareholders, except that (i) holders of the Class B Shares have the right to vote on the appointment of the Issuer’s directors prior to the Initial Business Combination, (ii) the Class B Shares are subject to certain transfer restrictions, as described in more detail below, and (iii) the Issuer’s initial shareholders, officers and directors (including HS Chronos, Mr. Millette and Mr. Singhal) have entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which they have agreed (A) to waive their redemption rights with respect to their Class B Shares and public shares in connection with the completion of the Initial Business Combination and (B) to waive their rights to liquidating distributions from the trust account with respect to their Class B Shares if the Issuer fails to complete the Initial Business Combination within 24 months from the closing of the IPO, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete the Initial Business Combination within such time period and (iv) the Class B Shares will automatically convert into Class A Shares at the time of the Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. The Issuer’s initial shareholders have agreed that, subject to applicable law, neither of the Issuer’s initial shareholders will vote its Class B Shares to change the size of the Issuer’s board of directors or, without the other’s consent, with respect to appointment of directors. If the Issuer submits the Initial Business Combination to its public shareholders for a vote, the Issuer’s initial shareholders, officers and directors have agreed to vote any Class B Shares held by them and any public shares purchased during or after the IPO in favor of the Initial Business Combination.

The Class B Shares will automatically convert into Class A Shares at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided in the Issuer’s amended and restated memorandum and articles of association. In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the IPO and related to the closing of the business combination, the ratio at which Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B Shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the IPO plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to the Issuer’s initial shareholders). Holders of Class B Shares may also elect to convert their Class B Shares into an equal number of Class A Shares at any time.

The Class B Shares, private placement warrants and any Class A Shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Class B Shares, until the earlier of (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Class A Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date following the completion of the Initial Business Combination on which the Issuer completes a liquidation, merger, capital stock or share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Shares for cash, securities or other property, and (ii) in the case of the private placement warrants and the respective Class A Shares underlying such warrants, until 30 days after the completion of the Initial Business Combination, subject to certain limited exceptions.

Registration Rights Agreement

The holders of the Class B Shares, private placement warrants and warrants that may be issued on conversion of working capital loans (and any Class A Shares issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Class B Shares) will be entitled to registration rights pursuant to a registration rights agreement entered into upon the closing of the IPO (the “Registration Rights Agreement”) requiring the Issuer to register such securities for resale (in the case of the Class B Shares, only after conversion to the Class A Shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of the Initial Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

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Private Placement Warrants Purchase Agreement

Pursuant to a Private Placement Warrants Purchase Agreement entered into between the Issuer and HS Chronos, dated January 5, 2021, each private placement warrant is exercisable to purchase one Class A Share at $11.50 per share, subject to adjustment as provided herein. On January 8, 2021, HS Chronos purchased 4,802,498 private placement warrants at approximately $1.04 per warrant from the Issuer for $4,986,620.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among Hudson Structured Capital Management, Ltd., HS Chronos LLC, HSCM Bermuda Fund Ltd., HS Santanoni LP, Michael Millette and Vikas Singhal.
2.	Letter Agreement, dated January 5, 2021, by and among Kairos Acquisition Corp., its officers, directors, Kairos Alpha Acquisition LLC and HS Chronos LLC. (Incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Kairos Acquisition Corp. on January 11, 2021.)
3.	Registration Rights Agreement, dated January 5, 2021, by and among Kairos Acquisition Corp. and certain security holders. (Incorporated by reference to Exhibit 10.3 from the Form 8-K filed by Kairos Acquisition Corp. on January 11, 2021.)
4.	Private Placement Warrants Purchase Agreement, dated January 5, 2021, by and between Kairos Acquisition Corp. and HS Chronos LLC. (Incorporated by reference to Exhibit 10.5 from the Form 8-K filed by Kairos Acquisition Corp. on January 11, 2021.)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021	HUDSON STRUCTURED CAPITAL MANAGEMENT LTD.

	By:	/s/ Michael Millette
Name: Michael Millette
Title: Managing Partner

HS Chronos LLC

	By:	/s/ Michael Millette
Name: Michael Millette
Title: Managing Partner

HSCM Bermuda Fund Ltd.

	By:	/s/ Michael Millette
Name: Michael Millette
Title: Managing Partner

HS Santanoni LP

	By:	/s/ Michael Millette
Name: Michael Millette
Title: Managing Partner

/s/ Michael Millette
MICHAEL MILLETTE

/s/ Vikas Singhal
VIKAS SINGHAL

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SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of Hudson Structured Capital Management Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of c/o Hudson Structured Capital Management Ltd., 2187 Atlantic Street – 4th Floor, Stamford, Connecticut 06902.

Name	Position with Reporting Person	Principal Occupation

Michael Millette	Founder, Managing Partner	Managing Partner, Hudson Structured Capital Management Ltd.
Vikas Singhal	Partner	Partner, Hudson Structured Capital Management Ltd.
Edouard von Herberstein	Partner, Chief Underwriting Officer	Partner, Hudson Structured Capital Management Ltd.
Rachel Bardon	Partner, Chief Actuary	Partner, Hudson Structured Capital Management Ltd.
David Andrews	Founder, Managing Partner	Managing Partner, Hudson Structured Capital Management Ltd.

Ajay Mehra	Partner, Chief Legal Officer	Partner & Chief Legal Officer, Hudson Structured Capital Management Ltd.
Jeff Sangster	Partner, Chief Financial Officer & Head of Strategy	Partner & Chief Financial Officer Head of Strategy, Hudson Structured Capital Management Ltd.

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SCHEDULE II

The business and operations of HS Chronos LLC are managed by its executive officers and directors and those of Hudson Structured Capital Management Ltd. set forth on Schedule I attached hereto.

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SCHEDULE III

The business and operations of HSCM Bermuda Fund Ltd. are managed by its Board of Directors and as may be delegated to Hudson Structured Capital Management Ltd. by virtue of an investment management agreement and, therefore, by the executive officers and directors of Hudson Structured Capital Management Ltd. as set forth on Schedule I attached hereto.

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SCHEDULE IV

The business and operations of HS Santanoni LP are managed by the executive officers and directors of its general partner, HSCM Bermuda Santanoni GP LLC, and as may be delegated to Hudson Structured Capital Management Ltd. by virtue of an investment management agreement and, therefore, by the executive officers and directors of Hudson Structured Capital Management Ltd. as set forth on Schedule I attached hereto.

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